3/4/04

04001542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49911 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Capital Corporation, BD#42618

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 The Embarcadero, Suite 420
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Rael (415) 281-3036
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chu and Waters, LLP
(Name – *if individual, state last, first, middle name*)

120 Montgomery Street, Suite 1450, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel Ruel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cypress Capital Corporation, as of February 20, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director of Compliance and Administration

Title

Notary Public

ILENE SAGALL
Commission # 1417335
Notary Public - California
San Francisco County
My Comm. Expires Jun 9, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CYPRESS CAPITAL CORPORATION

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CHU and WATERS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Cypress Capital Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chu and Waters, LLP
**CHU and WATERS, LLP**
Certified Public Accountants

January 7, 2004

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash | $ 275,110 | $ 128,157 |
| Commission advances | 81,300 | 284,975 |
| TOTAL ASSETS | $ 356,410 | $ 413,132 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 1,415 | $ 2,165 |
| Total current liabilities | 1,415 | 2,165 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding | 15,000 | 15,000 |
| Paid-in capital | 734,590 | 734,590 |
| Accumulated (deficit) | (394,595) | (338,623) |
| Total stockholder's equity | 354,995 | 410,967 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 356,410 | $ 413,132 |

The accompanying notes are an integral part of these financial statements.

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

STATEMENTS OF OPERATIONS

| | For The Years Ended December 31, 2003 | 2002 |
|---|---|---|
| REVENUE: | | |
| Commission income | $ 1,513,000 | $ 2,828,672 |
| Expense reimbursement revenue | 398,807 | 1,227,630 |
| Interest income | 762 | 240 |
| Total revenue | 1,912,569 | 4,056,542 |
| OPERATING EXPENSES: | | |
| Commissions to other broker-dealers | 1,546,015 | 2,998,290 |
| Commissions to employees | 398,510 | 1,034,437 |
| Professional fees | 12,872 | 13,430 |
| Other operating expenses | 11,144 | 11,563 |
| Total operating expenses | 1,968,541 | 4,057,720 |
| NET (LOSS) | $ (55,972) | $ (1,178) |

The accompanying notes are an integral part of these financial statements.

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common stock | Paid-in capital | Accumulated (deficit) | Total |
|---|---|---|---|---|
| Balance at December 31, 2001 | $ 15,000 | $ 534,590 | $ (337,445) | $ 212,145 |
| Additional capital contribution | - | 200,000 | - | 200,000 |
| Net (loss) for the year ended December 31, 2002 | - | - | (1,178) | (1,178) |
| Balance at December 31, 2002 | 15,000 | 734,590 | (338,623) | 410,967 |
| Net (loss) for the year ended December 31, 2003 | - | - | (55,972) | (55,972) |
| Balance at December 31, 2003 | $ 15,000 | $ 734,590 | $ (394,595) | $ 354,995 |

The accompanying notes are an integral part of these financial statements.

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

STATEMENTS OF CASH FLOWS

| | For The Years Ended December 31, 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net (loss) | $ (55,972) | $ (1,178) |
| Adjustments to reconcile net (loss) to net cash provided (used) by operating activities: | | |
| Decrease (increase) in commission advances | 203,675 | (211,925) |
| (Decrease) increase in accounts payable | (750) | 1,240 |
| Decrease in other receivable | - | 8,000 |
| (Decrease) in other payable | - | (8,000) |
| Total adjustments | 202,925 | (210,685) |
| Net cash provided (used) by operating activities | 146,953 | (211,863) |
| Cash flows from financing activities: | | |
| Proceeds from additional paid-in capital provided by The Parent | - | 200,000 |
| Net cash provided by financing activities | - | 200,000 |
| NET INCREASE (DECREASE) IN CASH | 146,953 | (11,863) |
| CASH, beginning of year | 128,157 | 140,020 |
| CASH, end of year | $ 275,110 | $ 128,157 |

The accompanying notes are an integral part of these financial statements.

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

NOTES TO FINANCIAL STATEMENTS

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Business Activity

Cypress Capital Corporation (The Company) was incorporated under the laws of the State of California on November 27, 1996. It became a member of the National Association of Securities Dealers, Inc. and concurrently registered with the Securities and Exchange Commission on April 15, 1997. The Company is a fully-disclosed broker-dealer engaged exclusively in the business of the wholesale offering and selling of investment interests in equipment leasing programs sponsored by its Parent, Cypress Leasing Corporation (The Parent) and its affiliates. The Company is a wholly-owned subsidiary of Cypress Leasing Corporation.

As a wholly-owned subsidiary, The Company is subject to the control of The Parent and its subsidiaries. It is also subject to related party transactions such as loans, dividends, and expense allocations. The Company has entered into an operating expense funding agreement with The Parent and Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent, whereby The Parent and Cypress Equipment Management Corporation II, at their discretion, may directly pay certain commissions and other expenses on behalf of The Company. The payment of such expenses by The Parent and Cypress Equipment Management Corporation II results in the recognition of expense reimbursement revenue and the corresponding expense by The Company. In addition, The Parent bears overhead expenses of The Company by providing certain overhead items (such as office space, equipment use, utilities and administrative service) without charge to The Company.

### Method of Accounting

The Company has prepared the accompanying financial statements using the accrual method of accounting.

### Cash

For purposes of the statements of cash flows, The Company considers all demand deposit accounts and all interest bearing time deposit accounts due on demand as cash.

### Commission Advances

The Company pays commissions to third parties upon the sale of investment interests in equipment leasing programs. The Company records these payments as commission advances until such time as the investor is admitted as a member in the leasing program and The Company receives its commission income.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Income Taxes

The Company is a member of a consolidated group and does not file separate income tax returns. The consolidated group, consisting of The Parent Company, The Company and other subsidiaries of The Parent Company, file consolidated income tax returns. Income tax expense for The Company consists of The Company's allocable share of the income tax expense of the consolidated group. Income tax expense is allocated to The Company based upon The Company's taxable income for the period as compared to the taxable income of the consolidated group.

Any income tax liability is reflected on the statements of financial condition as a payable to The Parent. Under the terms of the agreement with The Parent, no receivable is reported for income tax benefits. The Company does not have any significant taxable temporary differences that would require the recognition of deferred income taxes.

### Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

## NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, The Company's net capital as defined, was $273,087, which was $268,087 in excess of its required amount of $5,000. The Company's ratio of aggregate indebtedness, as defined, to net capital was 0.005 to 1.

## NOTE C – CONCENTRATIONS

### Concentration of Revenues

During the years ended December 31, 2003 and 2002, The Company received substantially all of its commission income and expense reimbursement revenue from The Parent, Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent and equipment leasing programs sponsored by The Parent.

### Concentration of Credit Risk

Financial instruments that potentially subject The Company to credit risk include cash accounts with bank balances of $293,460 and $165,799 at December 31, 2003 and 2002, respectively, of which $193,460 and $65,799, respectively, are in excess of the Federal Depository Insurance Corporation coverage of $100,000. The difference between the carrying amount of the cash accounts and the bank balances are primarily due to outstanding checks.

## NOTE D – RELATED PARTY TRANSACTIONS

The Company receives commission income and expense reimbursement revenue from various related entities. The related entities consist of The Parent, Cypress Equipment Management Corporation II, a wholly-owned subsidiary of The Parent, and Cypress Equipment Funds, VI, VII and VIII, LLC which are equipment leasing programs sponsored by The Parent and managed by Cypress Equipment Management Corporation II.

The Company received the following income from related parties during the years ended December 31, 2003 and 2002:

| | For The Years Ended December 31, 2003 | 2002 |
|---|---|---|
| COMMISSION INCOME: | | |
| Cypress Equipment Fund VI, LLC | $ - | $ 928,646 |
| Cypress Equipment Fund VII, LLC | 2,586 | 1,509,490 |
| Cypress Equipment Fund VIII, LLC | 1,382,041 | 221,425 |
| Cypress Equipment Management Corporation II | 128,373 | 167,111 |
| | $ 1,513,000 | $ 2,826,672 |
| EXPENSE REIMBURSEMENT REVENUE: | | |
| Cypress Equipment Management Corporation II | $ 398,510 | $ 1,201,918 |
| The Parent | - | 25,409 |
| | $ 398,510 | $ 1,227,327 |

During the years ended December 31, 2003 and 2002, The Parent provided office space, utilities, equipment use and administrative services without charge to The Company.

## SUPPLEMENTAL INFORMATION

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

## NET CAPITAL

| | |
|---|---|
| Total stockholder's equity | $ 354,995 |
| Total stockholder's equity qualified for net capital | 354,995 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Commissions advances | 81,300 |
| Other deduction and/or charges | 608 |
| Total deductions and/or charges | 81,908 |
| Net capital before haircuts on securities positions | 273,087 |
| Haircuts on securities positions | - |
| Net capital | $ 273,087 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Item included in statement of financial condition: | |
| Accounts payable | $ 1,415 |
| Total aggregate indebtedness | $ 1,415 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (based on aggregate indebtedness) | $ 94 |
| Minimum net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above) | $ 5,000 |
| Excess net capital over requirement | $ 268,087 |
| Ratio: aggregate indebtedness to net capital | 0.005 |

The accompanying notes are an integral part of these financial statements.

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003
(Continued)

## RECONCILIATION WITH COMPANY'S COMPUTATION

For the year ended December 31, 2003, there were no material differences from The Company's net capital computation, accordingly, a reconciliation with The Company's computation has not been included.

The accompanying notes are an integral part of these financial statements.

**CYPRESS CAPITAL CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF CYPRESS LEASING CORPORATION)**

SCHEDULE OF COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

The Company is exempt under provision of Rule 15c3-3 due to the fact that The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption.

The accompanying notes are an integral
part of these financial statements.

**CHU and WATERS, LLP**
CERTIFIED PUBLIC ACCOUNTANTS

90 NEW MONTGOMERY STREET, SUITE 1450
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 781-9900
FACSIMILE: (415) 781-9909
EMAIL: INFO@CHUWATERS.NET

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cypress Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Cypress Capital Corporation (a wholly-owned subsidiary of Cypress Leasing Corporation) (The Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by The Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chu and Waters, LLP
**CHU and WATERS, LLP**
Certified Public Accountants

January 7, 2004